

June 23, 2009

<u>Via U.S. mail</u>

Mr. Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Y Fund, LLC
947 Linwood Avenue
Ridgewood, NJ 07450

      Re: Ridgewood Energy Y Fund, LLC
              Registration Statement on Form 10-12G
              Filed February 17, 2009
              File No. 0-53591

Dear Mr. Swanson:

      We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

              Sincerely,

              H. Roger Schwall
              Assistant Director

cc: J. Giugliano
      M. Wojciechowski
      J. Madison

     <u>Via facsimile:</u>
     Robert E. Swanson
     (201) 447-0474